VIA EDGAR	200 Crescent Court, Suite 300 Dallas, TX 75201-6950 +1 214 746 7700 tel +1 214 746 7777 fax

November 25, 2014	Glenn D. West

Mr. Norman von Holtzendorff

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Apco Oil and Gas International Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 31, 2014

File No. 000-08933

Dear Mr. von Holtzendorff:

On behalf of our client, Apco Oil and Gas International Inc. (“Apco”), we are providing Apco’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 18, 2014, with respect to Apco’s Preliminary Proxy Statement on Schedule 14A originally filed on October 31, 2014 (the “Statement”).

Amendment No. 1 (“Amendment No. 1”) to the Statement is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering to your attention a hard copy of this letter, along with six copies of Amendment No. 1.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by Apco’s response. All references to page numbers in these responses are to the pages of the Statement. Terms not otherwise defined in this letter shall have the meanings set forth in the Statement.

General

1.	We note your disclosure that the merger requires approval by the holders of at least two-thirds of all shares outstanding, and that your majority shareholder, WPX Energy, Inc., holds approximately 69% of the shares and will vote in favor of the merger. As passage is assured, please explain in the filing the reasons why you are soliciting votes from other shareholders.

Response: In response to the Staff’s comment, Apco has revised the Statement to explain that it is soliciting votes from other shareholders because (i) the laws of the Cayman Islands require the merger to be approved by way of a special resolution of the shareholders of the Company and do not permit the merger to be approved by written resolution unless the resolution is adopted unanimously by all shareholders (therefore the Company is required to hold a shareholders meeting to approve the merger), (ii) Apco’s common stock is listed on NASDAQ and Rule 5620(b) of the NASDAQ Listing Rules states

Mr. Norman von Holtzendorff U.S. Securities and Exchange Commission November 25, 2014 Page 2 of 2

that a NASDAQ listed entity shall solicit proxies and provide proxy statements for all meetings of shareholders, and (iii) in consideration of the foregoing clauses “(i)” and “(ii),” Apco agreed in the Merger Agreement to solicit votes from other shareholders and to hold a shareholders meeting.

2.	We note your disclosure concerning the procedures that shareholders must follow if they wish to exercise dissenter rights, for example on page 9 and pages 76 to 77. Please enhance your disclosure by clarifying whether a shareholder wishing to exercise dissenter rights must vote against the merger. Additionally, please ensure that you have disclosed all of the material impacts on shareholders of voting for or against the merger, voting to abstain or not voting.

Response: In response to the Staff’s comment, Apco has revised the Statement to clarify that a shareholder is not required to vote against the merger proposal in order to exercise its dissenter rights. Apco has also ensured that it has disclosed all of the material impacts on shareholders of voting for or against the merger, voting to abstain or not voting.

In response to your request, Apco acknowledges that:

•	Apco is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Apco may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 1 which are included herewith in the form of a blackline to the Statement, have been responsive to the Staff’s comments. Amendment No. 1 also contains changes that are limited to updates, corrections of typographical errors and clarifying supplements to previous disclosures. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (214) 746-7780 or by email at gdwest@weil.com.

Sincerely,

/s/ Glenn D. West
Glenn D. West

Enclosures

cc:	Richard E. Muncrief, Apco Oil and Gas International Inc.
Amy Flakne, Apco Oil and Gas International Inc.
James R. Griffin, Weil, Gotshal & Manges LLP
Jeffrey S. Lewis, Cleary Gottlieb Steen & Hamilton LLP
Neil Whoriskey, Cleary Gottlieb Steen & Hamilton LLP